UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Trestle Holdings, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

89530U105

(CUSIP Number)

J. Steven Emerson

1522 Ensley Avenue

Los Angeles, CA  90024

(310) 553-4151

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89530U105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Steven Emerson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 455,750

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 455,750

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 455,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89530U105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emerson Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,250

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 47,250

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.04%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, $.001 par value, (the "Shares") and warrants (the “Warrants”) of Trestle Holdings, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 199 Technology Dr, Suite 105, Irvine, California 92618.

Item 2.	Identity and Background

This Statement is filed by and on behalf of J. Steven Emerson and Emerson Partners (“Reporting Persons”).  J. Steven Emerson personally invests in the Company through three accounts, including; Bear Stearns Securities Corp. Custodian, Steven J Emerson Investment Account; Bear Stearns Securities Corp. Custodian, J Steven Emerson Roth IRA; and Bear Stearns Securities Corp. Custodian, Steven J Emerson IRA Roth II.  J. Steven Emerson has sole power over the Emerson Partners investment fund.  J. Steven Emerson’s son is the principal of Emerson Partners, but J. Steven Emerson has sole voting control and dispositive power over the securities covered by this Statement. Mr. Emerson, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of Mr. Emerson is professional investor.

During the last five years, neither J. Steven Emerson nor Emerson Partners has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of J. Steven Emerson and Emerson Partners is 1522 Ensley Avenue, Los Angeles, CA 90024.

J. Steven Emerson is a citizen of California, United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

From October, 2003 through June, 2004 J. Steven Emerson purchased 111,500 Shares for a total consideration of $544,988 in open market transactions through accounts at Bear Stearns Securities Corp.  In Trestle Holdings, Inc.’s June 2004 private placement, Mr. Emerson purchased an additional 198,000 Shares for a total consideration of $396,000 and as part of the private placement transaction holds a warrant to purchase an additional 99,000 Shares for a total consideration of $198,000 (a strike price of $2.00 per share).

From October, 2003 through June, 2004 Emerson Partners purchased 15,000 Shares for a total consideration of $74,214 in open market transactions through an account at Bear Stearns Securities Corp.  In Trestle Holdings, Inc.’s June 2004 private placement, Emerson Partners purchased an additional 21,500 Shares for a total consideration of $43,000 and as part of the private placement transaction has a warrant to purchase an additional 10,750 Shares for a total consideration of $21,500 (a strike price of $2.00 per share).

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities described in Item 3 for investment purposes.

Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the Reporting Person may, subject to the restrictions discussed in Item 6 below and the restrictions contained in the securities laws, at any time and from time to time acquire additional Shares of the Issuer Common Stock or securities convertible or exchangeable for the Issuer Common Stock in public or private transactions; dispose of Shares of the Issuer Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Issuer Common Stock or other securities. Any such transactions may be effected at any time and from time to time.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 455,750 Shares constituting 9.99% of the outstanding Shares (the percentage of Shares owned being based upon 4,563,000 Shares outstanding at June 30, 2004 as set forth in the Company’s 10-Q for the period ended March 31, 2004 and the Company’s press release dated July 9, 2004 siting the completion of the Company’s 1.5 million share offering as described in the Private Placement Memorandum, Common Stock Purchase Agreement and Amendment to Private Placement Memorandum and Common Stock Purchase Agreement).

The Reporting Persons may be deemed to have beneficial ownership of the Shares as follows:

Name                                   Number of Shares              % of Outstanding Shares

J. Steven Emerson                              408,500                                                      8.95%

Emerson Partners                                 47,250                                                      1.04%

Total                                                     455,750                                                      9.99%

(b) J. Steven Emerson has the sole power to vote or direct the vote of 455,750 Shares and sole power to dispose or direct the disposition of such Shares.

Emerson Partners has the sole power to vote or direct the vote of 47,250 Shares and the sole power to dispose or direct the disposition of such Shares.

(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth Item 3 of this Statement.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of the Company’s June, 2004 private placement offering, Trestle proposed to sell up to 1.5 million Units at an offering price of $2.00 per Unit.  Trestle proposed to sell up to 1.5 million Units to accredited investors, with each Unit defined as and consisting of (a) one share (a “Share”) of Common Stock of the Company, par value $.001 per share (the “Common Stock”), and (b) the right to purchase one-half share of Common Stock (each right to purchase a full share of Common Stock, a “Warrant Share”) at an exercise price of $2.00 per Warrant Share which is exercisable for a period of three years from issuance.  The Warrants associated with the aforementioned offering are subject to certain piggy-back registration rights.

Except as disclosed in this Item 6, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1. Private Placement Memorandum 2. Common Stock Purchase Agreement 3. Amendment to Private Placement Memorandum and Common Stock Purchase Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2004
Date
/s/ J. Steven Emerson
Signature
J. Steven Emerson - Professional Investor
Name/Title